UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-38208

Metalpha Technology Holding Limited

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai,

Hong Kong, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Consolidated Financial Statements as of September 30, 2023 and for the Six Months Ended September 30, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metalpha Technology Holding Limited

By:	/s/ Limin Liu
Name:	Limin Liu
Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: July 12, 2024

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